UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

HELIUS MEDICAL TECHNOLOGIES, INC.
(Name of Issuer)

Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)

42328V504
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42328V504

1.	Names of Reporting Persons. Montel Williams Enterprises, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions). ☐ (a) ☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,381,434
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,381,434
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,434
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%*
12.	Type of Reporting Person (See Instructions) CO

* The information with respect to percentage ownership is based on a total of 25,822,640 shares of Class A Common Stock outstanding based on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018 and the shares of Class A Common Stock subsequently issued pursuant to the Issuer’s Prospectus Supplement dated November 15, 2018.

Page 2 of 8 Pages

CUSIP No. 42328V504

1.	Names of Reporting Persons. Montel Williams
2.	Check the Appropriate Box if a Member of a Group (See Instructions). ☐ (a) ☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,381,434
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,381,434
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,381,434
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.3%*
12.	Type of Reporting Person (See Instructions) IN

* The information with respect to percentage ownership is based on a total of 25,822,640 shares of Class A Common Stock outstanding based on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018 and the shares of Class A Common Stock subsequently issued pursuant to the Issuer’s Prospectus Supplement dated November 15, 2018.

Page 3 of 8 Pages

Item 1.

(a) Name of Issuer

Helius Medical Technologies, Inc.

(b)  Address of Issuer's Principal Executive Offices

642 Newtown Yardley Road, Suite 100

Newtown, Pennsylvania, 18940

Item 2.

(a)  Name of Persons Filing

•	Montel Williams

•	Montel Williams Enterprises, Inc.

 (b)  Address of Principal Business Office or, if none, Residence

•	The Principal Business Office for Montel Williams and Montel Williams Enterprises, Inc. is:

1395 Brickell Avenue, Suite 800

Miami, Florida 33131

(c)  Citizenship

•	Montel Williams: USA
•	Montel Williams Enterprises, Inc.: Delaware corporation

(d)  Title of Class of Securities

Class A Common Stock, par value $0.001 per share

(e)  CUSIP Number

42328V504

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-l(b)(l)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-l(b)(l)(ii)(J), please specify the type of institution: ______________.

Page 4 of 8 Pages

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:  Montel Williams Enterprises, Inc. (“MWE”) directly owns 1,381,434 shares of Class A Common Stock (“Class A Common Stock”) of Helius Medical Technologies, Inc. (the “Issuer”). By virtue of his control of MWE as its sole stockholder and sole director, Montel Williams is deemed to beneficially own such 1,381,434 shares of Class A Common Stock.

(b) Percent of class: 5.3%

The information with respect to percentage ownership is based on a total of 25,822,640 shares of Class A Common Stock outstanding based on the Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 8, 2018 and the shares of Class A Common Stock subsequently issued pursuant to the Issuer’s Prospectus Supplement dated November 15, 2018. All share numbers reflect a 1-for-5 reverse stock split of the Issuer’s outstanding Class A Common Stock effected by the Issuer on January 22, 2018.

(c) Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. 1,381,434 shares of Class A Common Stock

(ii)	Shared power to vote or to direct the vote. 0

(iii)	Sole power to dispose or to direct the disposition of. 1,381,434 shares of Class A Common Stock

(iv)	Shared power to dispose or to direct the disposition of. 0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

 Not applicable.

Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019	Montel Williams Enterprises, Inc.

By:	/s/ Montel Williams
Name: Montel Williams
Title: Treasurer

Dated: February 12, 2019	Montel Williams /s/ Montel Williams

Page 6 of 8 Pages

EXHIBIT INDEX

EXHIBIT 1	Joint Filing Agreement Pursuant to Section 240.13d-1(k)

Page 7 of 8 Pages

EXHIBIT 1 to

SCHEDULE 13G

JOINT FILING AGREEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2019	Montel Williams Enterprises, Inc.

By:	/s/ Montel Williams
Name: Montel Williams
Title: Treasurer

Dated: February 12, 2019	Montel Williams /s/ Montel Williams

Page 8 of 8 Pages